UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40552

NYXOAH SA

(Translation of registrant’s name into English)

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Nyxoah SA

As previously disclosed, on November 13, 2025, Nyxoah SA (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors (the “RDO Investors”), including certain institutional investors, pursuant to which the Company agreed to issue and sell, in a registered direct offering by the Company directly to the RDO Investors (the “Registered Direct Offering”), 1,215,964 ordinary shares, no nominal value per share, of the Company (the “Ordinary Shares”) to the RDO Investors, at a price of $4.6304 per share, for aggregate gross proceeds to the Company of approximately $5.6 million before deducting related offering expenses.

A copy of the legal opinion and consent of NautaDutilh BV/SRL relating to the validity of the issuance and sale of the Ordinary Shares  is attached as Exhibit 5.1 hereto and is incorporated by reference herein.

The information contained in this Report, including Exhibit 5.1 hereto, is hereby incorporated by reference into the Company’s registration statements on Form S-8 (Registration Numbers 333-285960, 333-261233 and 333-269410) and Form F-3 (Registration Numbers 333-285982 and 333-268955) of the Company (including any prospectuses forming a part of such registration statements) and is a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

5.1	Opinion of NautaDutilh BV/SRL
23.1	Consent of NautaDutilh BV/SRL (contained in exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYXOAH SA

Date: November 14, 2025	By:	/s/ John Landry
	Name:	John Landry
	Title:	Chief Financial Officer